SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  Rule 13D-2(a)

                               (Amendment No. 2) *

                          Amwest Insurance Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    032345100
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                                 (CUSIP Number)

                Mr. Phillip E. Huff, Vice President and Treasurer
                   5230 Las Virgenes Road, Calabasas, CA 91302
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 1999
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             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages

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          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  032345100                 13D            Pa ge   2   of 4 Pages

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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        Main Family Trust


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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)
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                                                                    (b)  X
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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS *
                        OO

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
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             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

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                             7      SOLE VOTING POWER
                                               None

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       NUMBER OF             8      SHARED VOTING POWER
        SHARES                                 593,175 shares

     BENEFICIALLY
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       OWNED BY              9      SOLE DISPOSITIVE POWER
    EACH REPORTING                             None
      PERSON WITH
                        -------------------------------------------------------
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                               593,175 shares


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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        593,175 shares

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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES *


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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        13.7%

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     14      TYPE OF REPORTING PERSON *
                        OO

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Item 1.    Security and Issuer

               This Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Amwest Insurance Group, Inc., a Delaware corporation ("Amwest"). The principal executive offices of Amwest are located at 5230 Las Virgenes Road, Calabasas, California 91302.

Item 2.    Identity and Background

               This Schedule 13D is being filed by the Main Family Trust ("MFT") having its business address at 5230 Las Virgenes Road, Calabasas, California 91302. Guy A. Main ("Main") and his wife are Co-Trustees of the MFT. Main currently serves as a Director of Amwest.

Item 3.    Source and Amount of Funds or Other Consideration

               Since the last filing on Schedule 13D dated February 4, 1999 which reported beneficial ownership of 539,250 Shares, Amwest paid on April 15, 1999 a 10% stock dividend to stockholders of record as of March 31, 1999 of which MFT received an additional 53,925 Shares.

Item 4.    Purpose of Transaction

         None of the reasons enumerated in Item 4 of Schedule 13D are applicable to the acquisition of these shares.

Item 5.    Interest in Securities of the Issuer

               The MFT beneficially owns an aggregate of 593,175 Shares, representing 13.7% of the outstanding shares as computed in accordance with SEC Rule 13d-3(d)(1)(i). Main and his wife serve as Co-Trustees of the MFT. In his capacity as Co-Trustee, Main has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

               Main currently serves as a Director of Amwest. Pursuant to the terms of his employment agreement expiring on March 14, 2000, Main continues to be a party to a Senior Executive Severance Agreement with Amwest, pursuant to which Main is entitled to certain compensation in the event his employment with Amwest is terminated under certain conditions. Main is also a party to an indemnity agreement with Amwest regarding Main's actions as a director of Amwest. Pursuant to the terms of his directorship, Main from time to time may receive options to purchase Shares.

Item 7.    Material to be filed as Exhibits

               None








                                Page 3 of 4 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1999


                                                 /s/ GUY A. MAIN
                                                 ------------------------------

                                                 Guy A. Main, as
                                                 Co-Trustee
                                                 for the Main
                                                 Family Trust






































                                Page 4 of 4 Pages